SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  FORM 12b-25                 SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING           0-18050
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                                                                CUSIP NUMBER
                                                                269719 10 0
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(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended: June 30, 1999
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR For the
                  Transition Period Ended: ________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant

     Eagle Pacific Industries, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
     333 South Seventh Street, Suite 2430
City, State and Zip Code
Minneapolis, Minnesota  55402
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As of the due date for the Form 10-Q the Registrant was continuing to refine the valuation allowance placed on the Registrant's deferred tax assets.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Patrick M. Mertens                   402                  461-3040
        (Name)                       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer
    is no, identify report(s).                        [ x ] Yes   [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                          [ x ] Yes  [   ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It has been determined in connection with the finalization of its second quarter closing process, in light of improved profitability and market conditions, that a portion of its valuation allowance related to its net operating loss carryforward can now be eliminated. As a result, net income for the quarter and six months of fiscal 1999 is expected to be approximately $3,800,000 and $3,900,000, respectively, as compared to net income of approximately $289,000 and $39,000, respectively, for the quarter and six month periods of fiscal 1998


                         EAGLE PACIFIC INDUSTRIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     August 16, 1999          By /s/ Patrick M. Mertens
                                    Patrick M. Mertens, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).